UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

INTERSIL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-29617	59-3590018
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1001 Murphy Ranch Road
Milpitas, California	95035
(Address of principal executive offices)	(Zip Code)

Andrew S. Hughes 408-432-8888 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Conflict Minerals Disclosure of Intersil Corporation (“Intersil”) is for the reporting period from January 1, 2015 through December 31, 2015 and is in accordance with Rule 13p-1 (“Rule 13p-1”) promulgated under the Securities Exchange Act of 1934.  Please refer to Rule 13p-1, Form SD, and Securities and Exchange Commission Release No. 34-67716 for definitions to the terms used in this Conflict Minerals Disclosure, unless otherwise defined herein.

Intersil evaluated its product portfolio and determined that certain products we manufacture or contract to manufacture contain either cassiterite, columbite-tantalite (coltan), wolframite, gold, or their derivatives, which are limited to tin, tantalum, and tungsten (collectively, “Conflict Minerals”) and that such Conflict Minerals are necessary to the functionality or production of those products.  Accordingly, Intersil undertook a reasonable country of origin inquiry (“RCOI”) by distributing the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative, which was founded by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative, to each of our suppliers.  We received responses from each supplier.  The written responses we received from most of our suppliers were properly completed and indicated that: (i) the supplier has conducted its own RCOI with respect to the Conflict Minerals provided to us; and (ii) based on such RCOI, the supplier has determined such Conflict Minerals do not originate in the Democratic Republic of the Congo (the “DRC”) or an adjoining country, or are from recycled or scrap sources, or the supplier has no reason to believe such Conflict Minerals may have originated in the DRC or an adjoining country.  However, a limited number of the responses we received contained information we believed to be incomplete, inconsistent with other information we had received, or inadequate in that such response failed to fully identify the source of the Conflict Minerals supplied to us or our supply chain.  In such instances, we conducted additional outreach until we received satisfactory assurances that the source of the Conflict Minerals supplied to us by such supplier did not originate in the DRC or an adjoining country.  Based on the responses we received from our suppliers, the Company determined that we had no reason to believe that the Conflict Minerals necessary for the functionality or production of the products we manufactured or contracted to manufacture in 2015 originated in the DRC or an adjoining country, however, with respect to certain evaluation board products we sell, and despite having conducted a good faith RCOI with respect to the components contained on such evaluation board products, we have insufficient information to conclude as to the origin of all of the Conflict Minerals contained in such evaluation board products.

A copy of Intersil’s Conflict Minerals Disclosure is publicly available at: http://ir.intersil.com under the “Governance” tab.  The content of any website referred to in this Form SD is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Intersil Corporation

(Registrant)

By:	/s/ Richard Crowley	May 31, 2016
Richard Crowley
Senior Vice President, Chief
Financial Officer & Treasurer